SCHEDULE 13G
                                 (Rule 13d-102)


  Information Statement Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(b)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                ASE Test Limited
                                ----------------
                                (Name of Issuer)

                   Ordinary Shares par value $0.25 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  Y02516 10 5
                                  -----------
                                 (CUSIP Number)


                               December 31, 2001
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 1 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J&R Holding Limited
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER          38,902,740

    NUMBER OF                    ---------------------------------------------
     SHARES                        6.    SHARED VOTING POWER              -0-
  BENEFICIALLY
      OWNED                        ---------------------------------------------
     BY EACH                       7.    SOLE DISPOSITIVE
    REPORTING                            POWER                     38,902,740
     PERSON
      WITH                         -------------------------------------------
                                   8.    SHARED DISPOSITIVE
                                         POWER                            -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,902,740
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         39.9%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 2 of 7 Pages
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ASE Holding Limited
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------

   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER          10,348,000

      NUMBER OF                    ---------------------------------------------
        SHARES                     6.    SHARED VOTING POWER               -0-
      BENEFICIAL
       LY OWNED                    ---------------------------------------------
       BY EACH                     7.    SOLE DISPOSITIVE POWER     10,348,000
      REPORTING
        PERSON                     ---------------------------------------------
         WITH                      8.    SHARED DISPOSITIVE POWER          -0-
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,348,000
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.6%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Advanced Semiconductor Engineering, Inc.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY


--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China

--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER          49,250,740

    NUMBER OF                      ---------------------------------------------
     SHARES                        6.    SHARED VOTING POWER               -0-
   BENEFICIALLY
      OWNED                        ---------------------------------------------
     BY EACH                       7.    SOLE DISPOSITIVE POWER     49,250,740
    REPORTING
     PERSON                        ---------------------------------------------
      WITH                         8.    SHARED DISPOSITIVE POWER          -0-

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,250,740
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.5%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 4 of 7 Pages
---------------------                                          -----------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ASE Enterprises Limited
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
-------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                 -0-

    NUMBER OF                      ---------------------------------------------
     SHARES                        6.    SHARED VOTING              49,250,740
  BENEFICIALLY
      OWNED                        ---------------------------------------------
     BY EACH                       7.    SOLE DISPOSITIVE POWER            -0-
    REPORTING
     PERSON                        ---------------------------------------------
      WITH                         8.    SHARED DISPOSITIVE         49,250,740

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,250,740
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.5%
--------------------------------------------------------------------------------

  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 5 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aintree Limited
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                 -0-

    NUMBER OF                      ---------------------------------------------
     SHARES                        6.    SHARED VOTING POWER        49,250,740
  BENEFICIALLY
      OWNED                        ---------------------------------------------
     BY EACH                       7.    SOLE DISPOSITIVVE POWER           -0-
    REPORTING
     PERSON                        ---------------------------------------------
      WITH                         8.    SHARED DISPOSITIVE POWER   49,250,740

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,250,740
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.5%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 6 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jason C.S. Chang
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER           2,003,908

    NUMBER OF                      ---------------------------------------------
     SHARES                        6.    SHARED VOTING POWER        49,250,740
  BENEFICIALLY
      OWNED                        ---------------------------------------------
     BY EACH                       7.    SOLE DISPOSITIVE POWER      2,003,908
    REPORTING
     PERSON                        ---------------------------------------------
      WITH                         8.    SHARED DISPOSITIVE POWER   49,250,740

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,254,648
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         53.0%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. Y02516 10 5                 13G                      Page 7 of 7 Pages
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Chang Yao Hung-ying
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER             243,012

    NUMBER OF                      ---------------------------------------------
     SHARES                        6.    SHARED VOTING              49,250,740
  BENEFICIALLY
      OWNED                        ---------------------------------------------
     BY EACH                       7.    SOLE DISPOSITIVE POWER        243,012
    REPORTING
     PERSON                        ---------------------------------------------
      WITH                         8.    SHARED DISPOSITIVE POWER   49,250,740

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,493,752
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.8%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

ASE Test Limited (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

10 West Fifth Street
Nantze Export Processing Zone
Kaohsiung, Taiwan
Republic of China

Item 2(a).  Name of Person Filing:

J&R Holding Limited ("J&R Holding"), ASE Holding Limited ("ASE Holding"), Advanced Semiconductor Engineering Inc. ("ASE Inc."), ASE Enterprises Limited ("ASEE"), Aintree Limited ("Aintree"), Jason C.S. Chang, Chang Yao Hung-ying.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The business address of J&R Holding is: Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12

The business address of ASE Holding is: Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12

The business address of ASE Inc. is: 26 Chin Third Road, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China.

The business address of ASEE is: 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

The address of the registered office of Aintree is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The business address of Jason C.S. Chang is: Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

The business address of Chang Yao Hung-ying is: 10th Floor, No. 420 Keelung Road, Section 1, Taipei, Taiwan, republic of China.

Item 2(c).  Citizenship:

J&R Holding is incorporated under the laws of Bermuda.

ASE Holding is incorporated under the laws of Bermuda.

ASE Inc. is incorporated under the laws of Taiwan, Republic of China.

ASEE is incorporated under the laws of Hong Kong.

Aintree is a company organized under the laws of the British Virgin Islands.

Jason C.S. Chang is a citizen of Taiwan, Republic of China.

Chang Yao Hung-ying is a citizen of Taiwan, Republic of China.



Item 2(d).  Title of Class of Securities:

This statement relates to the Company's ordinary shares, par value $0.25 per share ("Shares").

Item 2(e).  CUSIP Number:

Y02516 10 5

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        (a), (b) and (c)

        J&R Holding owns 38,902,740 Shares, representing approximately 39.9% of the outstanding Shares. J&R Holding has sole power to vote and to dispose of 38,902,740 Shares.

        ASE Holding owns 10,348,000 Shares, representing approximately 10.6% of the outstanding Shares. ASE Holding has sole power to vote and to dispose of 10,348,000 Shares.

        ASE Inc., through its 100% ownership of J&R Holding and ASE Holding, beneficially owns 49,250,740 Shares, representing approximately 50.5% of the outstanding Shares. In effect, ASE Inc. has sole power to vote and to dispose of 49,250,740 Shares.

        ASEE beneficially owns 49,250,740 Shares through ASE Inc., representing 50.5% of the outstanding Shares. ASEE owns 19.5% of ASE Inc. In effect, ASEE has shared power to vote and to dispose of 49,250,740 Shares.

        Aintree beneficially owns 49,250,740 Shares through ASEE, representing 50.5% of the outstanding Shares. Aintree holds 100.0% of ASEE in trust for the benefit of Chang Yao Hung-ying. In effect, Aintree has shared power to vote and to dispose of 49,250,740 Shares. The sole shareholder and sole director of Aintree is Jason C.S. Chang.

        Jason C.S. Chang beneficially owns 51,254,648 Shares through ASEE and Aintree and direct ownership of shares and convertible options, representing 53.0% of the outstanding Shares. Jason C.S. Chang, in addition to the Shares he beneficially owns through ASEE and Aintree, directly owns 103,908 Shares. Furthermore, under the Company's share option plans, Jason C.S. Chang owns options convertible into 1,900,000 Shares. In effect, Jason C.S. Chang has sole power to vote and dispose of 2,003,908 Shares and shared power to vote and dispose of 49,250,740 Shares.

        Chang Yao Hung-ying beneficially owns 49,493,752 Shares through Aintree and ASEE and direct ownership of Shares and convertible options, representing 50.8% of the outstanding Shares. Chang Yao Hung-ying, in addition to the Shares she beneficially owns through Aintree and ASEE, directly owns 3,012 Shares. Furthermore, under the Company's share option plans, Chang Yao Hung- ying owns options convertible into 240,000 Shares. In effect, Chang Yao Hung-ying has sole power to vote and to dispose of 243,012 Shares and shared power to vote and dispose of 49,250,740 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

        Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             J&R HOLDING LIMITED


                                             By: /s/ Joseph Tung
                                                 -------------------------------
                                                 Name:  JOSEPH TUNG
                                                 Title: Director



                                             ASE HOLDING LIMITED


                                             By: /s/ Joseph Tung
                                                 -------------------------------
                                                 Name:  JOSEPH TUNG
                                                 Title: Director



                                             ADVANCED SEMICONDUCTOR
                                               ENGINEERING, INC.


                                             By: /s/ Joseph Tung
                                                 -------------------------------
                                                 Name:  JOSEPH TUNG
                                                 Title: Director



                                             ASE ENTERPRISES LIMITED

                                             By: /s/ Chien-Shen Chang
                                                 -------------------------------
                                                 Name:  CHIEN-SHEN CHANG
                                                 Title: Director



                                             AINTREE LIMITED


                                             By: /s/ Jason C.S. Chang
                                                 -------------------------------
                                                 Name:  JASON C.S. CHANG
                                                 Title: Director


                                             By: /s/ Jason C.S. Chang
                                                 -------------------------------
                                                 Name:  JASON C.S. CHANG


                                             By: /s/ Chang Yao Hung-Ying
                                                 -------------------------------
                                                 Name:  CHANG YAO HUNG-YING